7/11



03024484

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Yamaha Corp

*CURRENT ADDRESS


PROCESSED
JUL 17 2003
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34717 FISCAL YEAR 3-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 7/14/03

82-34717

Exhibit 5

YAMAHA CORPORATION

ARIS 3-31-03

Flash Report

Consolidated Basis

Results for the fiscal year 2003 period ended March 31, 2003

May 9, 2003

Company name: YAMAHA CORPORATION
Code number: 7951
Address of headquarters: 10-1, Nakazawa-cho, Hamamatsu, Shizuoka 430-8650, Japan
Representative director: Shuji Ito
For further information, please contact: Tokihisa Makino
Telephone: +81 53 460 2141
Date of the meeting of the Board of Directors: May 9, 2003
Stock listings: Tokyo Stock Exchange (First Section)

The accounting methods used in this report are not consistent with U.S. standard accounting methods.

1. RESULTS FOR FY2003 (April 1, 2002 to March 31, 2003)

Figures of less than ¥1 million have been omitted.

(1)Consolidated Operating Results

	Net sales		Operating income		Recurring profit	
	Millions of yen	(% change from the previous fiscal year)	Millions of yen	(% change from the previous fiscal year)	Millions of yen	(% change from the previous fiscal year)
FY2003 (Ended March 31, 2003)	¥524,763	4.0%	¥32,043	190.1 %	¥33,839	340.6 %
FY2002 (Ended March 31, 2002)	504,406	(2.8)%	11,043	(52.0) %	7,680	(60.1) %

	Net income		Net income per share	Net income per share after full dilution	Return on equity	Ratio of recurring profit to total assets	Ratio of recurring profit to sales
	Millions of yen	(% change from the previous fiscal year)	Yen	Yen	%	%	%
FY2003 (Ended March 31, 2003)	¥17,947	—%	¥86.66	¥77.33	8.6	6.6	6.4
FY2002 (Ended March 31, 2002)	(10,274)	—	(49.75)	—	(5.2)	1.5	1.5

Notes: 1. Equity in net income of affiliates:
FY2003 ended March 31, 2003 ¥7,608 million
FY2002 ended March 31, 2002 ¥2,993 million
2. Average number of outstanding shares during the year (consolidated):
FY2003 ended March 31, 2003 206,177,687 shares
FY2002 ended March 31, 2002 206,508,465 shares
3. Changes in method of accounting: NONE

(2) Consolidated Financial Data

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
FY2003 (As of March 31, 2003)	¥512,716	¥214,471	41.8 %	¥1,040.07
FY2002 (As of March 31, 2002)	509,663	201,965	39.6	978.15

Note: Number of outstanding shares at the end of the year (consolidated):
FY2003 as of March 31, 2003 206,132,103 shares
FY2002 as of March 31, 2002 206,477,225 shares

(3)Consolidated Cash Flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at end of period
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
FY2003 (Ended March 31, 2003)	¥33,052	¥(21,645)	¥(8,582)	¥42,976
FY2002 (Ended March 31, 2002)	29,016	(10,437)	(12,880)	40,571

(4) Matters Related to Consolidated Companies and Companies Accounted for Using the Equity Method

Number of consolidated subsidiaries: 84
Number of non-consolidated subsidiaries accounted for using the equity method: 0
Number of affiliates accounted for using the equity method: 2

(5) Changes in the Status of Consolidated Companies and Companies Accounted for Using the Equity Method

Consolidated companies:
Number of companies newly consolidated: 6
Number of companies removed from consolidation: 4
Equity method:
Number of companies newly accounted for using the equity method: 0
Number of companies removed from the equity method: 1

2. FORECASTS OF RESULTS FOR FY2004 (April 1, 2003 – March 31, 2004)

	Net sales	Recurring profit	Net income
	Millions of yen	Millions of yen	Millions of yen
FY2004 interim period	¥269,000	¥19,500	¥17,000
FY2004	¥547,000	¥35,000	¥29,000

Reference: Net income per share for the fiscal year is forecast to be ¥140.69 on a consolidated basis.

Forecast performance is predicted by the Company based on the information available at the time of the forecast. Actual performance may differ from forecasts. For further information, please see "Forecast for Fiscal 2004" under "BUSINESS RESULTS."

(References)

1. THE YAMAHA GROUP

The YAMAHA Group consists of YAMAHA CORPORATION in Japan, 110 subsidiaries and 15 affiliated companies and is involved in a wide range of businesses, including musical instruments, AV/IT products, lifestyle-related products, electronic equipment and metal products, recreation and other fields.

Our main products and main subsidiaries and affiliated companies, as well as their positioning, are as shown below.

Business segment	Major products & services	Major consolidated subsidiaries
Musical instruments	Pianos, Digital musical instruments, Wind instruments, String instruments, Percussion instruments, Educational musical instruments, Professional audio equipment, Soundproof rooms, Music schools, English schools, Content distribution and Piano tuning	Yamaha Music Tokyo Co., Ltd., and 11 other domestic musical instruments sales subsidiaries Yamaha Corporation of America Yamaha Canada Music Ltd. Yamaha Music Holding Europa G.m.b.H Yamaha Music Central Europa G.m.b.H Yamaha-Kemble Music (U.K.) Ltd. Yamaha Musique France S.A.S P.T. Yamaha Music Manufacturing Asia Tianjin Yamaha Electronic Musical Instruments, Inc. Yamaha Music & Electronics (China) Co., Ltd.
AV/IT products	Audio products and IT equipment	Yamaha Electronics Corporation, U.S.A. Yamaha Elektronik Europa G.m.b.H Yamaha Electronics Manufacturing (M) Sdn. Bhd. Yamaha Music & Electronics (China) Co., Ltd.
Lifestyle-related products	System kitchens, Bathrooms, Washstands, Furniture and Parts for housing facilities	Yamaha Livingtec Corporation
Electronic equipment and metal products	Semiconductors and Specialty metals	Yamaha Kagoshima Semiconductor Inc. Yamaha Metanix Corporation
Recreation	Sightseeing facilities, Accommodation facilities, Ski resorts and Sports facilities	Kiroro Development Corporation
Others	Golf products, Automobile interior components, FA and Metal molds	Yamaha Fine Technologies Co., Ltd.

2. MANAGEMENT POLICY

(1) Basic Management Policy

In the 21st century, YAMAHA CORPORATION will continue to grow as a company that works together with people throughout the world to enrich culture and create ***Kando**** . To this end, the Company will expedite decision-making processes, improve its responsiveness to technological innovations and rapidly changing markets, and meet customer needs through the provision and development of high-quality products and services. In addition, YAMAHA will make effective use of its management resources, rationalize and improve the efficiency of its business practices, and secure a competitive position in the global marketplace. Furthermore, by adapting to the proliferation of networks and information technology (IT) and working proactively to protect the environment, the Company will conduct its business in line with the three corporate mottoes set forth in its medium-term management plan: "Striving for Growth," "Consolidated Group Management," and "Value-Added Business, Sparkling YAMAHA Brand."

**Kando* is a Japanese word meaning the inspiration of hearts and minds.

(2) Basic Dividend Policy

Under its basic dividend policy, YAMAHA is working hard to strengthen its management base, increase the return on equity, and pay regular, stable dividends. Internal capital reserves will be used to fund future business expansion, investment in R&D, and investment in plant and equipment with due consideration given to the Company's business results and financial condition.

(3) Medium-to-Long-Term Management Strategies and Issues to be Faced

In line with the slogan "Creating *Kando* Together," YAMAHA will develop its businesses in the following ways.

1. YAMAHA's operations are divided into three main business segments—Core Businesses (musical

instruments and AV/IT), Lifestyle-Related and Leisure, and Electronic Parts and Materials—and for each segment the Company has mapped out specific strategies to improve growth.

(a) In the Core Businesses group, YAMAHA is raising its operational efficiency and pursuing an effective investment strategy aimed at expanding and developing its operations on a global scale.

In musical instruments, YAMAHA is working to reinvigorate the domestic market and stimulate new demand for musical instruments by effectively launching new products, expanding venues for adult-oriented music education and performance, and undertaking musical instrument rental business, among other measures. The Company is concurrently emphasizing efforts to make steady progress in establishing manufacturing and marketing networks in China.

In AV/IT products, YAMAHA is seeking to accelerate its business growth by implementing its "#1 in home theaters" strategy, quickly getting business operations under way in China, increasing its utilization of networking, and proactively promoting the solutions business.

In the electronic equipment business, the Company is striving to expand its mobile phone sound chip business and establish additional business units.

In the area of content provision, YAMAHA is working to globalize its ringer melody distribution service and to enhance its digital content production capabilities as a part of its digital media strategy development.

(b) The Lifestyle-Related and Leisure group is facing severe market conditions. As a result, YAMAHA will focus on improving the group's revenues and bolstering its operating base through a process of selective resource allocation.

In the lifestyle-related products segment, YAMAHA is endeavoring to establish a high-value-added business model for the home renovation market and to boost revenues by reducing costs. In the recreation segment, the Company is undertaking marketing programs that emphasize the distinctive characteristics of each facility and thereby promote growth in visitor numbers as well as improvement in profitability. The Company is seeking to bolster its operations in the golf business segment by undertaking product development and marketing programs that target clearly defined customer groups.

(c) In the Electronic Parts and Materials group, YAMAHA will leverage the technologies developed in its core businesses and draw on all its business strengths to achieve balanced growth.

YAMAHA will reform its manufacturing structure to strengthen its operating base in the electronic metals business. Regarding the FA and metallic molds business, the Company will emphasize measures to promote the profitability of its magnesium parts and metallic molds operations as well as to expand its business involving robots and other factory automation technologies. In the interior automotive components and fittings business, the Company will boost manufacturing efficiency and develop business with additional customers.

2. To strengthen the Group's consolidated management, YAMAHA is working to rebuild its central information system and promote the implementation of global production strategies, procurement systems, and quality management systems. In addition, the Company is strengthening its patent procurement system and adopting patenting strategies adapted to IT and digitization, establishing an efficient distribution system and effective mechanisms for managing its operational infrastructure and the Group's internal funds, promoting law-abiding management practices, responding to global environmental issues, and rigorously managing safety- and health-related matters.

Through the implementation of the measures outlined above, YAMAHA is aiming for a 9% return on equity over the medium-to-long term.

(4) Corporate Governance Situation

YAMAHA employs an auditing officer system and places the statutory institutions of the Board of Directors and the Board of Auditors hierarchically below the General Meeting of Shareholders. The Company has also established management committee and executive officer committee systems.

YAMAHA instituted its executive officer committee system in February 2001 with the goals of strengthening Group management capabilities and expediting management decision making by the Board of Directors as well as strengthening business execution capabilities. To ensure that directors and executive officers are able to perform their duties with maximum effectiveness, measures have been taken to clarify the respective roles of directors and executive officers, effective upon the conclusion of the 2003 Regular General Meeting of Shareholders. In addition, based on the principle of discrete divisional business execution, the Company has created senior executive officer positions, also effective upon the conclusion of the 2003 Regular General Meeting of Shareholders, for officers who will be responsible for the execution of relatively important business affairs of for individual divisions. This step has entailed an increase in the number of the Company's executive officers.

To increase management transparency and objectivity, the nominations of one outside director and two outside auditors are scheduled to be made at the 2003 Regular General Meeting of Shareholders. In addition, the nominations of 4 executive officers are scheduled to be made at the Board of Directors Meeting held immediately following the 2003 Regular General Meeting of Shareholders. If these nominations are approved, the number of directors will increase to 9 (including 1 outside director), the number of auditors will increase to 4 (including 2 outside auditors), and the number of executive officers will increase to 11 (including 1 senior executive officers).

YAMAHA has established a corporate officer personnel affairs committee and has stipulated that nominees for the positions of director, auditor, or executive officer be selected with the cooperation of this committee, thereby increasing the transparency and fairness of the corporate officer nomination process. This committee is also considering a personnel development program for future corporate officer candidates as well as moves related to the corporate officer remuneration system.

Furthermore, in January 2003, YAMAHA established a compliance committee with the goal of ensuring rigorous compliance with relevant laws and regulations throughout the YAMAHA Group.

3. BUSINESS RESULTS

(1) Fiscal 2003 Summary

During the fiscal year under review, conditions in the Japanese economy remained severe, as housing investment and -private-sector capital investment continued to decline amid weak personal consumption. Overseas, progress in economic recovery was seen, particularly in the United States and Asia. However, the pace of U.S. economic growth slackened during the latter half of the year, and the intensifying Iraq situation and other factors caused increasingly widespread concern regarding future economic trends

Against this backdrop, YAMAHA strove to augment its capabilities for technology development and product planning and launched numerous new products. While working to stimulate domestic markets, the Company proactively moved ahead with measures aimed at increasing manufacturing and distribution efficiency, rebuilding businesses, and arranging corporate alliances. YAMAHA also proactively invested in growth markets through such measures as the establishment of a holding company and a manufacturing company in China. Regarding media-related operations, the Company worked to expand its Internet-related business through such measures as those to upgrade its music portal website and expand its Internet-based direct sales business with ordinary consumers.

Regarding sales, YAMAHA recorded higher sales of musical instruments overseas, and semiconductor sales in the electronic equipment and electronic metal products segment were also up. However, AV/IT segment sales fell owing to a slump in sales of CDR-RW drives for PCs.

As a result, net sales amounted to ¥524,763 million, up 4.0% year on year. Of this, domestic sales totaled ¥312,129 million, up 7.6% year on year, and overseas sales edged down 0.8%, to ¥212,634 million.

Regarding income, recurring profit totaled ¥33,839 million, up 340.6% year on year, and net income amounted to ¥17,947 million, compared with a net loss of ¥10,274 million recorded in the previous year.

Musical Instruments

Overall sales of musical instruments rose, supported by strong sales in overseas markets. Although domestic piano sales remained sluggish, growing piano sales in the United States and Europe caused total sales of pianos to remain at approximately the same level as in the previous year. Regarding electronic instruments, sales increases were achieved for such products as portable keyboards, electronic pianos, synthesizers, and PA equipment. With respect to other instruments, sales of wind instruments were approximately the same as in the previous year, but sales of string and percussion instruments grew robustly, particularly overseas.

In the field of education, although YAMAHA increased adult student enrollment by opening new music schools and expanding its application of new software, music school sales fell as the shrinking population of children in Japan continued to be reflected as a decline in the number of children enrolled in courses. Revenues from English-language instruction schools grew, reflecting growing student enrollment in popular children's courses as well as strong sales of instructional videos for home study.

The number of subscribers to YAMAHA's ringer melody distribution service increased in line with the growing popularity of mobile phones that offer Internet connectivity, but sales from the service edged down owing to an intensification of competition.

Due to these factors, segment sales amounted to ¥292,647 million, a 2.0% increase year on year, and operating income totaled ¥9,792 million, up 106.7% year on year.

AV/IT

In audio products, sales of items related to home theaters were approximately the same as in the previous year. In the information and telecommunications device product category, YAMAHA's sales were depressed by a rapid shrinking of the market for PC-use CDR-RW drives that are not originally incorporated in computers as sold. The Company withdrew from the PC-use CDR-RW drives business at the end of March 2003, and the Company's moves to reduce the number of unprofitable AV/IT products sold enabled it to improve its operating profit in this segment.

Due to these factors, segment sales totaled ¥83,670 million, a 12.1% decrease year on year, but operating income grew to ¥3,250 million, a 7.0% increase.

Lifestyle-Related Products

Amid a second consecutive year of low levels of housing construction in Japan, YAMAHA strove to promote sales of bathroom- and kitchen-use products with distinctive characteristics, but overall sales were approximately unchanged from the previous year. To increase its capabilities in the bathroom-related and home renovation-related fields, the Company entered into a comprehensive business alliance with Air Water Living Co., Ltd.

Segment sales totaled ¥46,031 million, up 0.7% year on year, while operating income dropped 55.9%, to ¥461 million.

Electronic Equipment and Metal Products

In semiconductors, sales of YAMAHA LSI sound chips for mobile phones grew owing to rising demand in the China and South Korea markets. Moreover, sales of LSI chips for amusement equipment and communications LSI chipsets for commercial ISDN equipment were also robust.

Sales in the electronic metals product segment were up, reflecting growth in demand for lead frame materials and spring materials owing to recovery in semiconductor and mobile telephone markets.

Due to these factors, segment sales totaled ¥60,554 million, a 65.3% increase year on year, and operating income amounted to ¥19,282 million, a 343.1% rise.

Recreation

Amid a slump in Japan's tourism industry, YAMAHA was able to increase the number of visitors at its *Katsuragi Kitanomaru* Resort—where the Japan national soccer team stayed during the 2002 World Cup—*and Numunosato* resort—which is popular with groups—but returns per customer fell, resulting in reduced sales.

Due to these factors, segment sales totaled ¥20,903 million, a 3.2% decrease year on year, and an operating loss of ¥1,110 million was recorded, compared with an operating loss of ¥1,741 million in the previous year.

In accordance with YAMAHA's policy of progressing with the selective concentration of resources in relatively promising business fields, the Company decided to close two facilities. Sunza Villa will be closed at the end of June 2003, and Kiroro Golf Club will be closed in mid-October 2003 at the end of its business season.

Others

Sales of golf products were boosted by sales of items in the new INPRES series. Regarding FA products and metallic molds, the slack investment environment depressed FA sales, but sales of magnesium components for mobile phones surged greatly due to a recovery in market conditions. YAMAHA also entered into an alliance with FANUC LTD., in the field of robots for finishing processes. The automobile industry was between model changes during the period under review, resulting in reduced sales of automobile interior components and fittings.

Due to these factors, segment sales amounted to ¥20,956 million, a 14.3% increase year on year, and operating income totaled ¥365 million, compared with an operating loss of ¥389 million in the previous year.

Results by Region were as follows:

In Japan, sales totaled ¥326,769 million, up 7.2% year on year, and operating income surged 626.1%, to ¥23,374 million. In North America, sales decreased 4.0%, to ¥88,512 million, and operating income declined 5.4%, to ¥3,295 million. In Europe, sales increased 4.6%, to ¥76,620 million, and operating income totaled ¥2,429 million, up 273.8%. In the Asia, Oceania, and Other regions, sales decreased 3.2%, to ¥32,861 million, and operating income dropped 8.7%, to ¥3,409 million.

(2) Forecast for the Next Fiscal Year

YAMAHA's forecast for the next fiscal year is as follows:

Regarding musical instruments, domestic sales are expected to decrease slightly due to the continued slackness of market conditions. Overall sales of musical instruments are projected to rise, however, due to growth in overseas sales, particularly sales of pianos and professional audio equipment. As a result, a slight increase in profitability of musical instrument operations is forecast.

In AV/IT business, domestic sales of home audio products are expected to be roughly unchanged in Japan but grow overseas, particularly sales of home theater products. As a result, total sales of home audio products are expected to increase, while the Company's emphasis on commercial-use router products is expected to lead to a rise in sales of routers. Profitability in the AV/IT segment is also projected to rise.

With respect to lifestyle-related products, YAMAHA anticipates harsh market conditions but expects that such initiatives as those aimed at developing demand related to housing renovation will enable the Company to boost its sales Additional measures to augment operational efficiency are projected to increase profitability.

In the electronic equipment and metal products segment, YAMAHA projects increased sales, particularly of LSI sound chips for mobile phones, although intensifying competition is likely to depress profitability.

Regarding recreation operations, the protraction of Japan's recession is expected to cause a downtrend in unit prices to continue, but YAMAHA anticipates that it can augment its sales slightly by stepping up its marketing promotion programs and thereby expanding its clientele. The Company expects that its sustained operational streamlining measures will enable an improvement in profitability.

Thus, for the fiscal year ending March 31, 2004, YAMAHA projects consolidated net sales of ¥547.0 billion, a 4.2% increase from fiscal 2003; consolidated recurring profits of ¥35.0 billion, a 3.4% increase; and consolidated net income of ¥29.0 billion, a 61.6% increase.

4. FINANCIAL POSITION

(1) Period Cash Flows

During the fiscal year under review, cash and cash equivalents (hereinafter "cash") increased ¥2,319 million from the previous term, to ¥42,976 million, compared with a ¥6,821 million increase in the previous fiscal year.

CASH FLOWS FROM OPERATING ACTIVITIES

Income before income taxes and minority interests amounted to ¥22,612 million, compared with loss before income taxes and minority interests of ¥5,784 million in the previous fiscal year. Net cash provided by operating activities totaled ¥33,052 million, up from ¥29,016 million during the previous fiscal year, owing to such factors as a decrease in inventories.

CASH FLOWS FROM INVESTING ACTIVITIES

Cash used in investing activities totaled ¥21,645 million, compared with ¥10,437 million in the previous fiscal year, largely due to such factors as the Company's capital investment and acquisition of investment securities.

CASH FLOWS FROM FINANCING ACTIVITIES

Cash used in financing activities amounted to ¥8,582 million, compared with ¥12,880 million in the previous fiscal year, reflecting the Company's repayment of short-term borrowings.

Trends in Cash-Flow Indicators

	FY2000	FY2001	FY2002	FY2003
Equity ratio	40.8%	37.7%	39.6%	41.8%
Equity ratio based on current market prices	31.6%	52.1%	36.9%	53.7%
Debt redemption period (years)	9.0 years	—	3.3 years	2.8 years
Interest coverage ratio	3.7	—	10.0	16.4

(Calculation Methods)
Equity ratio = shareholders' equity ÷ total assets
Equity ratio based on current market prices = total market value of common stock ÷ total assets
Debt redemption period (years) = interest-bearing debt ÷ net cash provided by operating activities
Interest coverage ratio = net cash provided by operating activities ÷ interest payments

Notes:
1. All indicators are calculated based on consolidated financial figures.
2. Interest-bearing debt includes all balance-sheet debt for which interest payments are being made.
3. Figures for net cash provided by operating activities are those from the consolidated cash flow statement.

(2) Financial Outlook for the Next Fiscal Year

In the fiscal year ending March 31, 2004, YAMAHA forecasts that it will increase its profitability, further reduce its inventories, and promote the recovery of receivables, thereby improving its cash flows from operating activities, and the Company plans to make capital investments with a greater value than depreciation expense. Regarding cash flows from financing activities, the Company plans to redeem convertible bonds.

Cautionary Statement with Respect to Forward-Looking Statements

The forward-looking statements in this flash report contain inherent risks and uncertainties insofar as they are based on future projections and plans that may differ materially from the actual results achieved.

5. CONSOLIDATED FINANCIAL STATEMENTS

(1) Consolidated Balance Sheets

	Millions of yen		
	FY2003 (as of Mar. 31, 2003)	FY2002 (as of Mar. 31, 2002)	Increase (decrease)
ASSETS			
Current assets:			
Cash and bank deposits	**¥44,485**	¥41,074	¥3,411
Notes and accounts receivable	**81,755**	74,519	7,236
Marketable securities	**1,370**	356	1,014
Inventories	**80,144**	84,264	(4,120)
Deferred income taxes	**10,489**	9,332	1,157
Other current assets	**5,469**	4,267	1,202
Allowance for doubtful accounts	**(2,625)**	(2,675)	50
Total current assets	**221,089**	211,140	9,949
Fixed assets:			
Tangible assets:			
Buildings and structures	**67,166**	70,745	(3,579)
Machinery and equipment	**21,334**	22,401	(1,067)
Tools, furniture and fixtures	**12,305**	13,039	(734)
Land	**76,835**	78,069	(1,234)
Construction in progress	**1,082**	1,003	79
Total tangible assets	**178,724**	185,261	(6,537)
Intangible assets			
Excess of cost over net assets acquired by subsidiaries	**107**	173	(66)
Other Intangible assets	**705**	1,028	(323)
Total intangible assets	**813**	1,202	(389)
Investments and other assets:			
Investment securities	**77,622**	76,307	1,315
Long-term loans	**2,028**	2,680	(652)
Guarantee deposits for leased real estate	**5,013**	5,087	(74)
Deferred income taxes	**24,663**	26,384	(1,721)
Other assets	**4,095**	2,545	1,550
Allowance for doubtful accounts	**(1,334)**	(947)	(387)
Total investments and other assets	**112,089**	112,058	31
Total fixed assets	**291,627**	298,522	(6,895)
Total assets	**¥512,716**	¥509,663	¥ 3,053

Note: Figures of less than ¥1 million have been omitted.

	Millions of yen		
	FY2003 (as of Mar. 31, 2003)	FY2002 (as of Mar. 31, 2002)	Increase (decrease)
LIABILITIES			
Current liabilities:			
Notes and accounts payable	**¥39,462**	¥36,880	¥ 2,582
Short-term loans	**27,078**	47,871	(20,793)
Convertible bonds scheduled for redemption within one year	**24,317**	—	24,317
Current portion of long-term debt	**10,090**	4,363	5,727
Accrued expenses	**42,501**	41,987	514
Income taxes payable	**3,101**	1,224	1,877
Other current liabilities	**11,594**	12,167	(573)
Total current liabilities	**158,148**	144,498	13,650
Long-term liabilities:			
Convertible bonds	—	24,317	(24,317)
Long-term debt	**28,951**	19,615	9,336
Differed income taxes	**266**	316	(50)
Deferred income taxes on land revaluation	**13,577**	14,638	(1,061)
Accrued employees' retirement benefits	**53,988**	59,074	(5,086)
Directors' retirement benefits	**965**	859	106
Long-term deposits received	**36,848**	38,472	(1,624)
Other fixed liabilities	**1,572**	1,191	381
Total long-term liabilities	**136,171**	158,486	(22,315)
Total liabilities	**294,319**	302,984	(8,665)
MINORITY INTERESTS	3,925	4,712	(787)
SHAREHOLDERS' EQUITY			
Common stock	28,533	—	
Capital surplus	40,052	—	
Earned surplus	162,344	—	
Reserve for land revaluation	16,152	—	
Net unrealized holding gains on other securities	378	—	
Translation adjustments	(32,753)	—	
Treasury stock, at cost	(236)	—	
Total shareholders' equity	**214,471**	—	
Common stock	—	28,533	
Additional paid-in capital	—	26,924	
Reserve for land revaluation	—	16,482	
Retained earnings	—	157,589	
Net unrealized holding gains/losses on other securities	—	766	
Translation adjustments	—	(28,280)	
Treasury stock, at cost	—	(49)	
Total shareholders' equity	—	201,965	
Total liabilities, minority interests and shareholders' equity	¥512,716	¥509,663	¥ 3,053

Note: Figures of less than ¥1 million have been omitted.

(2) Consolidated Statements of Operations

	FY2003 (Apr. 1, 2002 – Mar. 31, 2003)		FY2002 (Apr. 1, 2001 – Mar. 31, 2002)		Increase (decrease)
	Millions of yen	%	Millions of yen	%	Millions of yen
Net sales	**¥524,763**	**100.0**	¥504,406	100.0	¥ 20,357
Cost of sales:	**338,440**	**64.5**	340,646	67.5	(2,206)
Gross profit	**186,323**	**35.5**	163,759	32.5	22,564
Unrealized profit	**133**		235		(102)
Total gross profit	**186,456**	**35.5**	163,994	32.5	22,462
Selling, general and administrative expenses:					
Sales commissions	**2,588**		2,640		(52)
Transport expense	**12,099**		12,095		4
Advertising and sales promotion expenses	**21,740**		22,455		(715)
Various reserves	**9,572**		6,782		2,790
Personnel expenses	**59,206**		60,483		(1,277)
Rent	**3,884**		4,853		(969)
Depreciation and amortization	**5,233**		5,470		(237)
Other	**40,087**		38,171		1,916
Total selling, general and administrative expenses	**154,413**	**29.4**	152,951	30.3	1,462
Operating income	**32,043**	**6.1**	11,043	2.2	21,000
Non-operating income:					
Interest received	**360**		477		(117)
Dividends received	**222**		258		(36)
Equity in earnings of unconsolidated subsidiaries and affiliates	**7,608**		2,993		4,615
Other	**1,802**		1,410		392
Total non-operating income	**9,994**	**1.9**	5,140	1.0	4,854
Non-operating expenses:					
Interest paid	**2,015**		2,911		(896)
Cash discounts	**4,347**		4,477		(130)
Other	**1,833**		1,115		719
Total non-operating expenses	**8,197**	**1.6**	8,503	1.7	(306)
Recurring profit	**33,839**	**6.4**	7,680	1.5	26,159
Other profit:					
Gain on sale of fixed assets	**231**		99		132
Reversal of allowances	**229**		741		(512)
Gain on sale of investment securities	—		3,694		(3,694)
Total other profit	**460**	**0.1**	4,536	0.9	(4,076)
Other loss:					
Loss on removal of fixed assets	**1,205**		1,771		(566)
Loss on revaluation of investment securities	**7,746**		14,857		(7,111)
Loss on sale of stocks in subsidiaries	**222**		—		222
Loss on revaluation of capital in subsidiaries	**242**		—		242
Structural reform expenses	**2,271**		—		2,271
Loss on sale of investment securities	—		27		(27)
Loss on revaluation of stocks in subsidiaries	—		283		(283)
Special retirement benefits	—		1,061		(1,061)
Total other loss	**11,687**	2.2	18,001	3.5	(6,314)
Income before income taxes and minority interests	22,612	4.3	(5,784)	(1.1)	28,396
Current income taxes (benefit)	3,962	0.8	1,507	0.3	2,455
Deferred income taxes (benefit)	65	0.0	2,429	0.5	(2,364)
Minority interest	636	0.1	551	0.1	85
Net income	**¥ 17,947**	3.4	¥(10,274)	(2.0)	¥ 28,221

Note: Figures of less than ¥1 million have been omitted.

(3) Consolidated Statements of Retained Earnings

	Millions of yen			
	FY2003 (Apr. 1, 2002 – Mar. 31, 2003)		FY2002 (Apr. 1, 2001 – Mar. 31, 2002)	
CAPITAL SURPLUS				
Balance at beginning of period:				
Additional paid-in capital	¥ 26,924	¥ 26,924	¥—	¥—
Increase in capital surplus				
Capital surplus arising from merger(s)	13,127	13,127		
Balance at end of period		40,052		—
EARNED SURPLUS				
Balance at beginning of period:				
Retained earnings	157,589	157,589	—	—
Additional earned surplus:				
Net income	17,947		—	
Effect of change in scope of consolidation	849		—	
Reversal of reserve for land revaluation	869		—	
Reversal of reserve for land revaluation resulting from interest change in subsidiaries	88	19,754	—	—
Deduction from earned surplus:				
Cash dividends paid	1,857		—	
Bonuses to directors and statutory auditors	0		—	
Effect of change in interests in subsidiaries	13			
Decrease due to merger(s)	13,127	14,999		
Balance at end of period		¥ 162,344		—
RETAINED EARNINGS				
Balance at beginning of period		—		170,496
Additional retained earnings:				
Effect of change in scope of consolidation	—		474	
Effect of change in interests in subsidiaries	—		15	
Reversal of reserve for land revaluation	—		0	
Reversal of reserve for land revaluation resulting from interest change in subsidiaries	—	—	82	573
Deduction from retained earnings:				
Effect of change in scope of consolidation	—		607	
Effect of change in interests in subsidiaries	—		945	
Cash dividends paid	—		1,652	
Bonuses to directors and statutory auditors	—	—	1	3,206
Net income (loss)		—		(10,274)
Balance at end of period		—		¥157,589

Note: Figures of less than ¥1 million have been omitted.

(4) Consolidated Statements of Cash Flows

	Millions of yen	
	FY2003 (Apr. 1, 2002 – Mar. 31, 2003)	FY2002 (Apr. 1, 2001 – Mar. 31, 2002)
Cash flows from operating activities:		
Income before income taxes and minority interests	**¥ 22,612**	¥ (5,784)
Depreciation and amortization	**17,586**	18,767
Amortization of consolidated goodwill	**113**	152
Allowance for doubtful accounts	**395**	(507)
Loss on revaluation of investment securities	**7,746**	14,857
Loss on revaluation of capital in subsidiaries	**242**	—
Loss on revaluation of stocks in subsidiaries	**—**	283
(Decrease) increase in employees' retirement benefits, net of payments	**(5,150)**	(8,210)
Interest and dividend income	**(583)**	(736)
Interest expenses	**2,015**	2,911
Loss on foreign exchange	**242**	63
Equity in earnings of unconsolidated subsidiaries and affiliates	**(7,608)**	(2,993)
Loss on sale of stocks in affiliates	**222**	
Gain on sale of investment securities	**—**	(3,694)
Loss on sale of investment securities	**—**	27
Gain on sale of fixed assets	**(231)**	(99)
Loss on disposal of fixed assets	**1,205**	1,771
Structural reform expenses	**1,509**	—
(Increase) decrease in accounts and notes receivable—trade	**(8,509)**	18,794
(Increase) decrease in inventories	**3,233**	18,532
Increase (decrease) in accounts and notes payable	**2,894**	(15,715)
Other, net	**(1,877)**	(5,058)
Subtotal	**36,061**	33,360
Interest and dividends receivable	**1,181**	746
Interest paid	**(2,067)**	(2,918)
Income taxes paid and refunded	**(2,123)**	(2,171)
Net cash (used in) provided by operating activities	**33,052**	29,016
Cash flows from investing activities:		
Net increase in time deposits	**(1,125)**	—
Purchases of fixed assets	**(15,730)**	(14,876)
Proceeds from sale of fixed assets	**2,674**	888
Purchases of investment securities	**(6,541)**	(858)
Proceeds from sale of investment securities	**187**	4,074
Payments for capital investments	**(1,782)**	—
Payment for loans receivable	**(133)**	(714)
Collection of loans receivable	**722**	1,292
Other, net	**83**	(242)
Net cash used in investing activities	**(21,645)**	(10,437)
Cash flows from financing activities:		
Decrease (increase) in short-term loans	**(20,887)**	(13,241)
Proceeds from long-term debt	**18,908**	8,178
Repayments of long-term debt	**(3,065)**	(5,665)
Proceeds from resort member deposits	**19**	—
Repayments of resort member deposits	**(1,297)**	—
Purchases of treasury stock	**(133)**	—
Cash dividends paid	**(1,857)**	(1,652)
Cash dividends paid to minority shareholders	**(268)**	(468)
Other, net	**—**	(31)
Net cash provided by (used in) financing activities	**(8,582)**	(12,880)
Effect of exchange rate changes on cash and cash equivalents	**(504)**	1,122
Net (decrease) increase in cash and cash equivalents	**2,319**	6,821
Cash and cash equivalents at beginning of period	**40,571**	32,725
Increase in cash and cash equivalents arising from inclusion of subsidiaries in consolidation	**85**	1,025
Cash and cash equivalents at end of period	**¥ 42,976**	¥ 40,571

Note: Figures of less than ¥1 million have been omitted.

(5) Basic Items for the Preparation of the Consolidated Financial Statement

1. Scope of Consolidation

Consolidated subsidiaries: 84 corporations

During fiscal 2003, a total of six subsidiaries (three overseas subsidiaries and three Japanese subsidiaries) were brought into the consolidated group. In addition, a total of four subsidiaries (three overseas subsidiaries and one Japanese subsidiary) were removed from the consolidated group.

The names of major consolidated subsidiaries are listed in "1. The YAMAHA Group."

The effect of the assets, net sales, net income/loss and retained earnings of Yamaha Life Service Co., Ltd., and other non-consolidated subsidiaries on the consolidated financial results was immaterial.

2. Application of Equity Method

Of Yamaha Life Service Co., Ltd., and other non-consolidated subsidiaries, Yamaha Motor Co., Ltd. and one other affiliate are accounted for by the equity method. From the fiscal year under review, one overseas affiliate was removed from the scope of equity method accounting.

As for Yamaha Life Service Co., Ltd., and other non-consolidated subsidiaries and Yamaha–Olin Metal Corporation, and other affiliates to which the equity method has not been applied, the effect of their net income/loss and retained earnings on the consolidated financial results was immaterial.

[Change in Accounting Method]

At Yamaha Motors Co., Ltd., an affiliate accounted for by the equity method, the excess of costs over the net assets of acquired subsidiaries has been amortized within 20 years using the straight-line method, based on a review of the collectibility of individual investments. However, from the fiscal year under review, the Company has decided to amortize such costs fully when acquired. This change is due to Yamaha Motors' implementation of a new three-year medium-term management plan (April 2002 – March 2005), focusing on such management issues as "Improving the profitability of existing businesses" and "Solidifying the foundation of businesses in Asian countries."

This move was made to correspond to such changes in market structure as intensifying global competitiveness in the motorcycle business and other businesses, and to avoid collectibility risk arising from future fluctuations in the investment market, especially in strategically targeted areas. Thus, Yamaha Motor aims to further strengthen its financial soundness.

As a result of this change in accounting method, equity in earnings of unconsolidated subsidiaries and affiliates, income before income taxes and net income each decreased ¥2,360 million compared with what would have been recorded under the previous method.

3. Fiscal Year of Consolidated Subsidiaries

Settlement days for consolidated subsidiaries, with the exception of the following 19 companies, are all the same as that for the Company.

P.T. Yamaha Indonesia
P.T. Yamaha Music Indonesia (Distributor)
P.T. Yamaha Music Manufacturing Indonesia
P.T. Yamaha Music Manufacturing Asia
P.T. Yamaha Musical Products Indonesia
P.T. Yamaha Electronics Manufacturing Indonesia
Yamaha de Mexico, S. A. de C. V.
Yamaha Electronics Manufacturing (M) Sdn, Bhd.
Yamaha Music (Malaysia) Sdn, Bhd. (and 3 other corporations)
Tianjin Yamaha Electronic Musical Instruments, Inc.
Guangzhou Yamaha–Pearl River Piano Inc.
Xiaoshan Yamaha Musical Instrument Co., Ltd.
Yamaha Music & Electronics (China) Co., Ltd.
Yamaha Music (Asia) PTE. LTD. (and 2 other corporations)

The financial statements of the above 19 companies, all of whose fiscal year-end is December 31, are included in the consolidated financial statements on the basis of their fiscal year after making appropriate adjustments for significant transactions during the period from January 1, 2003 to the date of the Company's fiscal year-end, March 31, 2003.

4. Accounting Standards

a) Basis and Method of Evaluation of Significant Assets

Marketable securities

Securities to be held until maturity:	At amortized cost (straight-line method)

Other marketable securities

With market value:	At fair value as of the balance-sheet date (changes in fair value are recorded in a separate component of shareholders' equity in an amount of net of tax, and the periodic average method is used to calculate the original cost)
Without market value:	At cost, determined by the periodic average method

Derivatives

All fair value

Inventories

Inventories of the Company and its domestic consolidated subsidiaries are stated principally at the lower of cost or market, cost being determined by the last-in, first-out method. Inventories of the Company's foreign consolidated subsidiaries are stated principally at the lower of cost or market, cost being determined by the moving average method.

b) Method of Depreciation

Tangible fixed assets

Mainly calculated by the declining-balance method except that the Company's recreation business-related facilities and certain consolidated subsidiaries employ the straight-line method at rates based on the estimated useful lives of the respective assets.

Useful lives of tangible fixed assets are as follows:

Buildings:	31-50 years (attachment facilities are mainly 15 years)
Structures:	10-30 years
Machinery and Equipment:	4-11 years
Tools, furniture and fixtures:	5-6 years (metallic molds are mainly two years)

c) Accounting for Reserves and Benefits

Allowance for doubtful accounts

To provide for losses on doubtful accounts, provisions are made equal to projected losses as calculated based on the following methods.

Normal accounts:	loan loss experience ratio method
Doubtful accounts:	financial composition evaluation method

Provision for product warranties

To provide for the expense of repairing products after their sale, the amount of provision for product warranties is determined using ratios of expense to net sales and unit sales based on past experience or using expense estimates for individual product categories.

Accrued employees' retirement benefits

Accrued employees' retirement benefits are provided on an accrual basis based on the projected retirement benefit obligation and the pension fund assets calculated using various actuarial assumptions as of the end of the interim period.

Prior service cost is being amortized as incurred by the straight-line method over periods (principally 10 years) which are shorter than the average remaining years of service of the employees.

Actuarial gain and loss are amortized in the year following the year in which the gain or loss is recognized primarily by the straight-line method over periods (principally 10 years) which are shorter than the average remaining years of service of the employees.

Directors' retirement benefits

Directors' retirement benefits are provided at 100% of the amount that would be required as of the balance sheet date based on the Company' s internal rules.

d) Foreign Currency Transactions

Monetary assets and liabilities of the Company and its domestic subsidiaries denominated in foreign currencies are translated at the current exchange rates in effect at each balance sheet date. The resulting foreign exchange gains or losses are recognized as other income or expenses. Assets and liabilities of the foreign consolidated subsidiaries are translated at the current exchange rates in effect at each balance sheet date and revenue and expense accounts are translated at the average rate of exchange in effect during the year. Translation adjustments are presented as a component of shareholders' equity and minority interests.

e) Accounting for Lease Transactions

Lease agreements are generally accounted for as operating leases, except that lease agreements which stipulate the transfer of ownership of the leased assets to the lessee are accounted for as finance leases.

f) Hedge Accounting

1. Method of Hedge Accounting

Translation differences arising from forward foreign exchange contracts with respect to receivables and payables denominated in foreign currencies are accounted for using the allocation method. Anticipated transactions denominated in foreign currencies designated as hedging instruments are accounted for using deferral hedge accounting.

2. Hedged Items and Hedging Instruments

Hedged items	Forward foreign exchange contracts, purchased options with foreign currency-denominated put and yen-denominated call
Hedging instruments	Receivables and payables denominated in foreign currencies and anticipated transactions denominated in foreign currencies

3. Hedging Policy

The Company and consolidated subsidiaries enter into forward foreign exchange contracts and currency options as hedging instruments within the limit of actual foreign transactions to reduce risk arising from future fluctuations of foreign exchange rates with respect to export and import transactions in accordance with the internal management rules of each company.

4. Assessment of Effectiveness for Hedging Activities

The Company and its consolidated subsidiaries do not make an assessment of effectiveness for hedging activities because the anticipated cash flows fixed by hedging activities and avoidance of market risk is clear; therefore, there is no need to evaluate such effectiveness.

g) Accounting for Consumption Tax

Income and expenses are recorded net of consumption tax.

5. Valuation of Assets and Liabilities of Consolidated Subsidiaries

Assets and liabilities of subsidiaries are valued using the full fair value method under which the full amount of the assets and liabilities of a subsidiary is marked to fair value as of the date of acquisition of the control.

6. Excess of Costs over Net Assets of Acquired Subsidiaries

The excess of costs overt the net assets of acquired subsidiaries is amortized over a period of five years on a straightline basis.

7. Appropriation of Retained Earnings

The accompanying consolidated statements of retained earnings were prepared based on figures determined during the fiscal year.

8. Scope of Cash Equivalents in Consolidated Statements of Cash Flows

All highly liquid investments with a maturity of three months or less when purchased and which are readily convertible into cash and are exposed to insignificant risk of changes in value are considered cash equivalents.

9. Additional Important Items Related to Basis for Preparing Consolidated Financial Statements

Accounting for Treasury Stock and the Reversal of Legal Reserve, etc.

Effective from the fiscal year under review, the Company has applied Accounting Standards for Treasury Stock and the Reversal of Legal Reserve, etc. (Corporate Accounting Standard No. 1). The effect of this change to the profits and losses for the fiscal year under review is immaterial.

Regulations governing the presentation of consolidated financial statements have been revised, and "Shareholders' equity" in the Consolidated Balance Sheets and the Consolidated Statements of Retained Earnings for the fiscal year under review were presented in accordance with the revised regulations.

Accounting for Net Income Per Share, etc.

Effective from the fiscal year under review, the Company has applied Accounting Standards for Net Income Per Share, etc. (Corporate Accounting Standard No. 2) and "Guide to Application of Accounting Standards for Calculating Net Income Per Share" (Corporate Accounting Standard Application Guide No. 4).

The effect of this change is described in the Amounts Per Share section.

(6) Changes to Presentation Methods

1. Consolidated Cash Flow Statement

1) Through the previous fiscal year, proceeds from the receipt of resort member deposits and expenses from the repayment of such deposits were accounted for in the "other, net" item of the "Cash Flows from Operating Activities" section. From the fiscal year under review, proceeds and expenses are accounted for in the "proceeds from resort member deposits" and "repayments of resort member deposits" items of the "Cash Flows from Financing Activities" section, respectively.
2) Through the previous fiscal year, increases and decreases (net changes) in the balance of time deposits were accounted for in the "other, net" item of the "Cash Flows from Investing Activities" section. From the fiscal year under review, such increases and decreases are accounted for in a separate line item.
3) Through the previous fiscal year, expenses for purchases of treasury stock were accounted for in the "other, net" item of the "Cash Flows from Financing Activities" section. From the fiscal year under review, these expenses are accounted for in the "purchases of treasury stock" item of the "Cash Flows from Financing Activities" section.

(7) Other Notes

Notes to the Consolidated Balance Sheets

(Millions of yen)

	At March 31, 2003	At March 31, 2002
1. Accumulated Depreciation	**¥221,380 million**	¥226,483 million
2. Mortgaged Assets		
Of cash and bank deposits	**¥ 30 million**	¥ 30 million
Of marketable securities	**1,112**	60
Of tangible fixed assets	**2,440**	13,651
Of investments and other assets	**1,315**	2,423
Total	**¥4,898 million**	¥16,165 million
3. Investments in Non-Consolidated Subsidiaries and Affiliated		
Investment Securities	**¥55,563 million**	¥51,026 million
Other assets	**2,053 million**	604 million
4. Contingent Liabilities	**¥131 million**	¥129 million
5. Discount on Export Bills Receivable	**¥1,483 million**	¥1,386 million

6. Revaluation of Land

The Company, two consolidated subsidiaries and an equity method-applied company have carried out the revaluation of landholdings in accordance with the Law regarding the Partial Revision to the Land Revaluation Law (Law No.34, published on March 31, 1998).

a) Date of Revaluation

A consolidated subsidiary and an equity method-applied company:	March 31, 2000
The Company and a consolidated subsidiary:	March 31, 2002

b) Revaluation Method

The Company and two consolidated subsidiaries determined the value of their land based on the values registered in the land tax list or the supplementary land tax list specified in No.10 or No.11 of Article 341 of the Local Tax Law governed by Item 3 of Article 2 of the Enforcement Order for the Land Revaluation Law (Cabinet Order No.119, published on March 31, 1998). An equity method-applied company determined the value of its land based on a reasonable adjustment to the value deteremined by the method which the Commissioner of National Tax Administration established and published in order to determine the land value which is the underlying basis for the assessment of land value tax specified in Article 16 of the Local Tax Law governed by Item 4 of Article 2 of the Enforcement Order for the Land Revaluation Law.

c) Revaluation Difference

	At March 31, 2003	At March 31, 2002
Land revalued as of March 31, 2003		
Book value before revaluation	**¥— million**	¥46,696 million
Book value after revaluation	**—**	67,997

d) Difference between current market value at year-end and book value after revaluation

Land revalued as March 31, 2000	**¥(7,924) million**	¥(3,025) million

7. Deferred Hedge Gains

(Million of yen)

	At March 31, 2003	At March 31, 2002
Deferred hedge gains	¥ 16	¥ 1
Deferred hedge losses	649	100
Deferred hedge gains(net)	¥ (632)	¥ (99)

Notes to The Statements of Income

	FY2003	FY2002
1. Significant Components of Reversal of Allowances:		
Allowance for doubtful accounts	**¥ 531 million**	¥ — million
Reserve for after-are expenses	**100**	132
Warranty reserve	**1,388**	1,692
Accrued employees' retirement benefits	**7,362**	4,755
Directors' retirement benefits	**189**	201
2. R&D Expenses		
Included in General Administrative Expenses and Current Manufacturing Expenses	**¥22,441 million**	¥22,539 million
3. Reversal of Allowances		
Allowances for doubtful accounts	**¥ — million**	¥ 219 million
Reserve for after-care expenses	**7**	13
Warranty reserve	**222**	509

4. Structural Reform Expenses

The Company's withdrawal from business in CD-R/RW drives was accompanied by ¥734 million in losses on the displosal of inventories, etc., while the decision to close the Sunza Villa and Kiroro Golf Course facilities was accompanied by a ¥1,537 million expense on special depreciation of fixed assets etc.

Notes to The Statements of Cash Flows

(Million of yen)

	At March 31, 2003	At March 31, 2002
Cash and bank deposits	¥44,485	¥41,074
Time deposits with maturity of more than three months	(1,509)	(502)
Cash and cash equivalents	¥42,976	¥40,571

Segment Information

1. Business Segments (FY2003 ended March 31, 2003) (Millions of yen)

	Musical instruments	AV/IT products	Lifestyle-related products	Electronic equipment and metal products	Recreation	Other	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥292,647	¥83,670	¥46,031	¥60,554	¥20,903	¥20,956	¥524,763	¥ —	¥524,763
Intersegment sales or transfers	—	—	—	2,599	—	—	2,599	(2,599)	—
Total sales	292,647	83,670	46,031	63,153	20,903	20,956	527,363	(2,599)	524,763
Operating expenses	282,854	80,419	45,569	43,870	22,013	20,591	495,320	(2,599)	492,720
Operating income (loss)	¥ 9,792	¥ 3,250	¥ 461	¥19,282	¥(1,110)	¥ 365	¥32,043	¥ —	¥32,043
Assets	¥255,247	¥42,922	¥18,909	¥53,011	¥58,849	¥83,775	¥512,716	¥ —	¥512,716
Depreciation	8,001	1,807	1,002	2,845	2,932	996	17,586	—	17,586
Capital expenditure	¥ 9,067	¥ 1,503	¥ 911	¥3,.320	¥ 728	¥ 1,352	¥ 16,883	¥ —	¥ 16,883

Notes: 1. Business Sectors:

Divided into the categories of musical instruments, AV/IT products, lifestyle-related products, electronic equipment and metal products, recreation and other based on consideration of similarities of product type, characteristics and market, etc.

2. Major products and services of each business segment are shown in "1. The Yamaha Group" on page 3.

(FY2002 ended March 31, 2002) (Millions of yen)

	Musical instruments	AV/IT products	Lifestyle-related products	Electronic equipment and metal products	Recreation	Other	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥286,920	¥95,214	¥45,714	¥36,628	¥21,590	¥18,339	¥504,406	¥ —	¥504,406
Intersegment sales or transfers	—	—	—	2,471	—	—	2,471	(2,471)	—
Total sales	286,920	95,214	45,714	39,099	21,590	18,339	506,878	(2,471)	504,406
Operating expenses	282,182	92,176	44,667	34,748	23,331	18,728	495,834	(2,471)	493,362
Operating income (loss)	¥ 4,738	¥ 3,037	¥ 1,046	¥ 4,351	¥(1,741)	¥ (389)	¥ 11,043	¥ —	¥11,043
Assets	¥264,227	¥45,887	¥20,124	¥38,413	¥62,666	¥78,343	¥509,663	¥ —	¥509,663
Depreciation	8,373	1,877	1,505	3,068	2,893	1,050	18,767	—	18,767
Capital expenditure	¥ 8,837	¥ 2,133	¥ 851	¥ 1,921	¥ 1,867	¥ 1,015	¥ 16,627	¥ —	¥ 16,627

2. Geographical Segments (FY2003 ended March 31, 2003) (Millions of yen)

	Japan	North America	Europe	Asia, Oceania and other areas	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥326,769	¥88,512	¥76,620	¥32,861	¥524,763	¥ —	¥524,763
Intersegment sales or transfers	137,734	1,675	610	69,090	209,110	(209,110)	—
Total sales	464,503	90,188	77,230	101,951	733,874	(209,110)	524,763
Operating expenses	441,129	86,892	74,801	98,542	701,365	(208,645)	492,720
Operating income (loss)	¥ 23,374	¥ 3,295	¥ 2,429	¥ 3,409	¥ 32,508	¥ (465)	¥ 32,043
Assets	¥412,904	¥35,620	¥32,100	¥50,354	¥530,979	¥(18,263	¥512,716

Notes: 1. Division by country or region is based on geographical proximity.

2. Main country and regional divisions other than Japan

North America: U.S.A., Canada

Europe: Germany, U.K.

Asia, Oceania and other areas: Singapore, Australia

(FY2002 ended March 31, 2002) (Millions of yen)

	Japan	North America	Europe	Asia, Oceania and other areas	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥304,945	¥92,246	¥73,260	¥33,954	¥504,406	¥ —	¥504,406
Intersegment sales or transfers	136,211	2,135	493	68,063	206,902	(206,902)	—
Total sales	441,156	94,381	73,753	102,017	711,309	(206,902)	504,406
Operating expenses	437,937	90,897	73,103	98,283	700,222	(206,859)	493,362
Operating income (loss)	¥ 3,219	¥ 3,484	¥ 649	¥ 3,733	¥ 11,087	¥ (43)	¥ 11,043
Assets	¥410,969	¥40,077	¥28,515	¥47,260	¥526,821	¥(17,158)	¥509,663

3. Overseas Sales (FY2003 ended March 31, 2003) (Millions of yen)

	North America	Europe	Asia, Oceania and other areas	Total
Overseas sales	**¥89,728**	**¥77,185**	**¥45,721**	**¥212,634**
Net sales	—	—	—	**524,763**
% of net sales	**17.1%**	**14.7%**	**8.7%**	**40.5%**

Notes: 1. Division by country or region is based on geographical proximity.
2. Main country and regional divisions other than Japan
North America: U.S.A., Canada
Europe: Germany, U.K.
Asia, Oceania and other areas: Singapore, Australia

(FY2002 ended March 31, 2002) (Millions of yen)

	North America	Europe	Asia, Oceania and other areas	Total
Overseas sales	¥93,524	¥73,458	¥47,472	¥214,455
Net sales	—	—	—	504,406
% of net sales	18.5%	14.6%	9.4%	42.5%

Marketable Securities

(1) Held-to-Maturity Securities at Market Value (Millions of yen)

	FY2003 (Year ended March 31,2003)			FY2002 (Year ended March 31, 2002)		
	Carrying value	Estimated fair value	Unrealized gain	Carrying value	Estimated fair value	Unrealized gain
Securities whose fair value exceeds their carrying value:						
Government bonds	¥ 270	¥ 274	¥ 4	¥ 270	¥ 272	¥ 2
Corporate bonds	1,540	1,549	8	1,631	1,646	14
Others	1,750	1,778	28	1,250	1,268	18
Subtotal	¥3,561	¥3,602	¥41	¥3,152	¥3,187	¥35
Securities whose carrying value exceeds their fair value:						
Government bonds	¥ —	¥—	¥—	¥—	¥—	¥—
Corporate bonds	100	100	—	300	299	(0)
Others	—	—	—	199	199	(0)
Subtotal	100	100	—	499	498	(1)
Total	¥3,661	¥3,702	¥41	¥3,652	¥3,686	¥33

(2) Available-for-Sales Securities at Market Value (Millions of yen)

	FY2003 (Year ended March 31,2003)			FY2002 (Year ended March 31, 2002)		
	Carrying value	Estimated fair value	Unrealized gain	Carrying value	Estimated fair value	Unrealized gain
Securities whose fair value exceeds their acquisition cost:						
Stocks	¥3,195	¥4,491	¥1,296	¥3,586	¥6,087	¥2,501
Bonds	—	—	—	43	50	7
Government bonds	—	—	—	—	—	—
Corporate bonds	—	—	—	43	50	7
Others	—	—	—	—	—	—
Others	—	—	—	—	—	—
Subtotal	¥3,195	¥4,491	¥1,296	¥3,630	¥6,138	¥2,508
Securities whose acquisition cost exceeds their carrying value:						
Stocks	¥ 8,741	¥ 8,277	¥(463)	¥ 16,022	¥14,980	¥(1,042)
Bonds	—	—	—	—	—	—
Government bonds	—	—	—	—	—	—
Corporate bonds	—	—	—	—	—	—
Others	—	—	—	—	—	—
Others	51	37	(13)	49	45	(3)
Subtotal	8,792	8,315	(477)	16,072	15,026	(1,045)
Total	¥11,988	¥12,806	¥ 818	¥19,702	¥21,164	¥ 1,462

(3) Other Securities Sold during the Fiscal Year (Millions of yen)

	FY2003 (Year ended March 31,2003)	FY2002 (Year ended March 31, 2002)
Sales Value	¥—	¥4,028
Profit on sales	—	3,648
Loss on sales	—	(27)

(4) Book Value of Securities without Market Value (Millions of yen)

	FY2003 (Year ended March 31,2003)	FY2002 (Year ended March 31, 2002)
Other securities Unlisted securities (except for over-the-counter traded securities)	¥6,929	¥808

(5) Scheduled Redemption Value of Other Securities with Maturity Dates and Held-to-Maturity Securities

(Millions of yen)

	FY2003 (Year ended March 31,2003)				FY2002 (Year ended March 31, 2002)			
	Within one year	Between one and five years	Between five and ten years	Over ten years	Within one year	Between one and five years	Between five and ten years	Over ten years
Bonds								
Government bonds	¥ —	¥ 270	¥—	¥—	¥ —	¥ 270	¥—	¥—
Corporate bonds	1,170	470	—	—	310	1,670	—	—
Others	200	1,550	—	—	—	1,450	—	—
Others	—	—	—	—	45	—	—	—
Total	¥ 1,370	¥ 2,290	¥—	¥—	¥ 356	¥ 3,390	¥—	¥—

The Company recorded an impairment loss of ¥7,672 million in "Available-for-sales securities at market value" during the fiscal year under review. The impairment loss in such securities is recognized when market value at the period end declines 30% or more of the carrying (acquisition) cost, except when it is anticipated that the market value is recoverable. (when market value at the period end has declined by 30% or more from the carrying (acquisition) cost, except when it is anticipated (based on consideration of such factors as trends in market prices and the financial condition of issuers) that the market value is recoverable.

Accounting for Retirement Allowances

(1) Overview of Retirement Benefits

The Company and its domestic consolidated subsidiaries have defined benefit plans such as welfare pension plans (the Company and three domestic consolidated subsidiaries), tax-qualified pension plans (the Company and 11 domestic consolidated subsidiaries) and lump-sum payment plans. Additional retirement benefits may be paid to retired employees in certain cases. Certain consolidated subsidiaries have either defined benefit plans or defined contribution plan.

(2) Retirement Benefits Expenses

(Millions of yen)

	FY2003 (Year ended March 31, 2003)	FY2002 (Year ended March 31, 2002)
Service cost	**¥ 7,900**	¥ 6,380
Interest cost	**4,595**	5,446
Expected return on plan assets	**(3,540)**	(3,299)
Amortization of past service cost	**(45)**	(175)
Amortization of actuarial gain/loss	**4,110**	1,086
Amortization of net retirement obligation at transition	**—**	—
Additional retirement benefit expenses	**1,311**	2,234
Total	**¥14,332**	¥11,673

(3) Assumptions and Policies Adopted in the Calculation of Retirement Benefits Obligations

(Millions of yen)

	At March 31, 2003	At March 31, 2002
Discount rate	2.5%	2.5%
Expected return on plan assets	4.0%	4.0%
Attribution method of retirement benefits to the period	Straight-line method for the years of services	Straight-line method for the years of services
Amortization of past service cost	10 years (straight-line method)	10 years (straight-line method)
Amortization of actuarial gain/loss	10 years (straight-line method)	10 years (straight-line method)
Amortization of net retirement obligation at transition	Fully recognized as other expense when incurred	Fully recognized as other expense when incurred

Tax-Effect Accounting

(1) Principal Deferred Tax Assets and Tax Liabilities

	(Millions of yen)
Deferred tax assets:	
Revaluation loss on inventories	¥ 2,357
Allowance for doubtful accounts	1,244
Depreciation, excess	9,215
Revaluation loss on investment securities	15,849
Unpaid bonuses	3,609
Reserve warranty	827
Accrued employees' retirement benefits	18,686
Net operating loss carry forward	12,827
Other	8,465
Subtotal	73,084
Valuation allowance	(35,499)
Total deferred tax assets	¥37,584
Deferred tax liabilities:	
Reserve for advanced depreciation	¥(1,460)
Special account reserve for replacement asset acquisition	(283)
Reserve for special depreciation	(85)
Appraisal loss for other marketable securities	(299)
Other	(663)
Total deferred tax liabilities	(2,790)
Net deferred tax assets	¥34,793

(2) Principal Reasons for Difference between the Statutory Effective Tax Rate and the Rate of Corporate Income Tax, etc., after Application of Tax-Effect Accounting

	(%)
Statutory effective tax rate	40.9
Adjustments	
Income and loss accounted for by equity method and reported adjustment items excluding those for temporary variances	(11.7)
Inhabitant tax per capita levy etc.	0.9
Downward adjustment of fiscal-yearend deferred tax asset balance due to tax rate change	3.5
Allowance account amount	(13.3)
Tax-rate variance of overseas subsidiaries, etc.	(2.5)
Rate of corporate income tax, etc., after application of tax-effect accounting	17.8

(3) Correction of Deferred Tax Assets and Deferred Tax Liabilities due to Tax-Rate Change

The statutory effective tax rate used to calculate deferred tax assets and deferred tax liabilities was 40.9% at the end of the previous fiscal year and 39.5% at the end of the fiscal year under review. Owing to the change to the tax rate applicable to the fiscal year under review, the value of deferred tax assets (net of deferred tax liabilities) decreased ¥79.2 million, and the corporate income tax, etc., adjustment value accounted for as an expense during the fiscal year under review increased ¥80.2 million.

(Amounts Per Share)

	FY2003 (Year ended March 31, 2003)	FY2002 (Year ended March 31, 2002)
Net assets per share	**¥1,040.07**	¥978.15
Net income per share	**86.66**	(49.75)
Net income per share after adjustment for latent stock	**77.33**	—

Effective from the fiscal year under review, the Company has applied Accounting Standards for Net Income Per Share, etc. (Corporate Accounting Standard No. 2) and "Guide to Application of Accounting Standards for Calculating Net Income Per Share" (Corporate Accounting Standard Application Guide No. 4).

If the previously used standards were used during the fiscal year under review, the amounts per share would have been as follows:

Net assets per share	¥1,040.46
Net income per share	87.05
Net income per share after adjustment for latent stock	77.69

Note: Bases for Calculations of Net Income Per Share And Net Income Per Share After Adjustment for Latent Stock

	FY2003 (Year ended March 31, 2003)	FY2002 (Year ended March 31, 2002)
Net income per share		
Net income	**¥ 17,947 million**	¥— million
Value not attributed to common stock	**80**	—
Portion distributed as directors' bonuses	**80**	—
Value attributed to common stock	**17,867**	—
Average number of outstanding shares during the fiscal year (thousand shares)	**206,177**	—
Net income per share after adjustment for latent stock		—
Net income adjustment value	**¥(1,069) million**	—
Portion of interest on corporate bonds (after excluding value corresponding to tax)	**273**	—
Portion of interest on investments accounted for by equity method	**(1,342)**	—
Increase in number of outstanding shares	**11,053 thousand shares**	—
Portion due to conversion of convertible bonds	**11,053 thousand shares**	—
Per share value after adjustment for latent shares, due to lack of dilution effect (Latent shares not included in calculations of net income per share)	—	—

(Transactions with Related Parties)

No relevant items.

YAMAHA CORPORATION

Flash Report

Non-Consolidated Basis

Results for the fiscal year 2003 ended March 31, 2003

May 9, 2003

Company name: YAMAHA CORPORATION
Code number: 7951
Address of headquarters: 10-1, Nakazawa-cho, Hamamatsu, Shizuoka 430-8650, Japan
For further information, please contact: Tokihisa Makino
Telephone: +81 53 460 2141
Date of the meeting of the Board of Directors: May 9, 2003
Interim dividend: YES
Date of the general meeting: June 26, 2003
Application of share unit system: Applicable (1 unit = 100 shares)
Stock listings: Tokyo Stock Exchange (First Section)

The accounting methods used in this report are not consistent with U.S. standard accounting methods.

1. RESULTS FOR FY2003 (April 1, 2002 to March 31, 2003)

Figures of less than ¥1 million have been omitted.

(1)Non-Consolidated Operating Results

	Net sales		Operating income		Recurring profit	
	Millions of yen	(% change from the previous fiscal year)	Millions of yen	(% change from the previous fiscal year)	Millions of yen	(% change from the previous fiscal year)
FY2003 (Ended March 31, 2003)	¥334,078	5.5 %	¥21,897	288.4 %	¥22,218	240.3 %
FY2002 (Ended March 31, 2002)	316,742	(8.5) %	5,637	(49.6) %	6,530	(51.0) %

	Net income		Net income per share	Net income per share after full dilution	Return on equity	Ratio of recurring profit to total assets	Ratio of recurring profit to sales
	Millions of yen	(% change from the previous fiscal year)	Yen	Yen	%	%	%
FY2003 (Ended March 31, 2003)	¥7,706	—%	¥36.95	¥36.33	5.4	6.9	6.7
FY2002 (Ended March 31, 2002)	(25,328)	—	(122.65)	—	(17.4)	2.2	2.1

Notes: 1. Average number of outstanding shares during the year :
FY2003 ended March 31, 2003 206,404,508 shares
FY2002 ended March 31, 2002 206,508,465 shares
2. Changes in method of accounting: NONE

(2) Dividends

	Dividends per share			Dividends paid for the year	Dividend pay-out ratio	Ratio of dividends to shareholders' equity
		Interim	Year-end			
	Yen	Yen	Yen	Millions of yen	%	%
FY2003 (Ended March 31, 2003)	¥10.00	5.00	5.00	¥ 2,063	27.1	1.4
FY2002 (Ended March 31, 2002)	8.00	4.00	4.00	1,651	—	1.2

(3) Non-Consolidated Financial Data

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
FY2003 (As of March 31, 2003)	¥347,499	¥146,394	42.1 %	709.03
FY2002 (As of March 31, 2002)	295,861	140,730	47.6	681.58

Notes: 1. Number of outstanding shares at the end of the year:
FY2003 as of March 31, 2003 206,358,924 shares
FY2002 as of March 31, 2002 206,477,225 shares
2. Number of treasury stock at the end of the year:
FY2003 as of March 31, 2003 164,339 shares
FY2002 as of March 31, 2002 46,038 shares

2. FORECASTS OF RESULTS FOR FY2004 (April 1, 2003 – March 31, 2004)

	Net sales	Recurring profit	Net income	Interim dividends per share	Year-end dividends per share	Dividends per share for the year
	Millions of yen	Millions of yen	Millions of yen	Yen	Yen	Yen
FY2004 interim period	¥174,000	¥11,000	¥10,000	¥5.00	—	—
FY2004	338,000	14,000	12,000	—	¥5.00	¥10.00

Reference: Net income per share for the fiscal year is forecast to be ¥58.15 on a non-consolidated basis.

Forecast performance is predicted by the Company based on the information available at the time of the forecast. Actual performance may differ from forecasts.

3. NON-CONSOLIDATED FINANCIAL STATEMENTS

(1) Non-Consolidated Balance Sheets

	Millions of yen		
	FY2003 (as of Mar. 31, 2003)	FY2002 (as of Mar. 31, 2002)	Increase (decrease)
ASSETS			
Current assets:			
Cash and bank deposits	**¥ 19,127**	¥ 22,417	¥ (3,290)
Notes receivable	**9,253**	6,884	2,369
Accounts receivable	**39,260**	29,094	10,166
Marketable securities	**—**	45	(45)
Products and goods	**17,755**	17,985	(230)
Raw material	**2,431**	2,320	111
Products in progress	**7,561**	7,805	(244)
Advances	**28**	23	5
Deferred income taxes	**7,969**	7,333	636
Other current assets	**2,479**	2,323	156
Allowance for doubtful accounts	**(1,344)**	(1,242)	(102)
Total current assets	**104,521**	94,992	9,529
Fixed assets:			
Tangible assets:			
Buildings	**36,300**	13,683	22,617
Structures	**5,870**	1,070	4,800
Machinery and equipment	**7,130**	7,614	(484)
Vehicles	**41**	44	(3)
Furniture and fixtures	**4,797**	5,019	(222)
Land	**63,937**	48,940	14,997
Construction in progress	**393**	471	(78)
Total tangible assets	**118,470**	76,844	41,626
Intangible assets:			
Rights on leasehold land	**110**	100	10
Rights to use facilities	**—**	90	(90)
Total intangible assets	**110**	191	(81)
Investments and other assets:			
Investment securities	**19,599**	21,811	(2,212)
Shares of affiliated companies	**62,353**	63,495	(1,142)
Investment in capital	**72**	53	19
Affiliated company investments	**14,828**	7,993	6,835
Long-term loans	**1,539**	1,818	(279)
Long-term employee loans	**0**	0	0
Long-term affiliated company loans	**443**	595	(152)
Bankrupt, rehabilitating securities	**408**	131	277
Deferred income taxes	**22,914**	24,917	(2,003)
Guarantee deposits for leased real estate	**2,269**	2,365	(96)
Other assets	**1,042**	1,477	(435)
Allowance for doubtful accounts	**(1,074)**	(827)	(247)
Total investments and other assets	**124,397**	123,832	565
Total fixed assets	**242,978**	200,868	42,110
Total assets	**¥347,499**	¥295,861	¥51,638

Note: Figures of less than ¥1 million have been omitted.

	Millions of yen		
	FY2003 (as of Mar. 31, 2003)	FY2002 (as of Mar. 31, 2002)	Increase (decrease)
LIABILITIES			
Current liabilities:			
Notes payable	**¥ 688**	¥ 1,160	¥ (472)
Accounts payable	**23,762**	21,478	2,284
Short-term loans	**6,461**	1,036	5,425
Convertible bonds scheduled for redemption within one year	**24,317**	—	24,317
Current portion of long-term debt	**6,220**	—	6,220
Accrued payables	**4,235**	3,693	542
Accrued expenses	**18,675**	17,330	1,345
Corporate tax payables	**100**	100	—
Advances received	**408**	342	66
Money entrusted	**817**	1,029	(212)
Reserve for after-care expenses	**72**	73	(1)
Warranty reserve	**780**	985	(205)
Reserve for subsidiary support	**1,264**	12,429	(11,165)
Deferred unrealized profit	**528**	653	(125)
Other current liabilities	**629**	98	531
Total current liabilities	**88,961**	60,410	28,551
Long-term liabilities:			
Convertible bonds	—	24,317	(24,317)
Long-term debt	**17,038**	6,220	10,818
Deferred income taxes on land revaluation	**10,169**	11,115	(946)
Accrued employees' retirement benefits	**46,228**	51,455	(5,227)
Directors' retirement benefits	**721**	623	98
Long-term deposits	**37,020**	—	37,020
Other fixed liabilities	**965**	988	(23)
Total long-term liabilities	**112,143**	94,721	17,422
Total liabilities	**201,105**	155,131	45,974
SHAREHOLDERS' EQUITY			
Common stock	**28,533**	—	—
Capital surplus:			
Additional capital surplus	**40,052**	—	—
Total capital surplus	**40,052**	—	—
Earned surplus:			
Legal reserve	**4,159**	—	—
Retained income	**58,854**		
Reserve for special depreciation	**21**	—	—
Reserve for advanced depreciation	**2,322**		
General reserve	**56,510**		
Unappropriated earnings	**12,101**	—	—
Total earned surplus	**75,115**	—	—
Reserve for land revaluation	**2,426**	—	—
Net unrealized holding gains on other securities	**449**	—	—
Treasury stock, at cost	**(183)**	—	—
Total shareholders' equity	**146,394**	—	—
Common stock	—	28,533	—
Additional paid-in capital	—	26,924	—
Legal reserve	—	4,159	—
Reserve for land revaluation	—	16,081	—
Retained earnings:			
Retained income	—	85,582	—
Reserve for special depreciation	—	29	—
Reserve for advanced depreciation	—	2,184	—
Reserve for special account on replaced property	—	858	—
General reserve	—	82,510	—
Unappropriated earnings	—	21,344	—
Total retained earnings	—	64,237	—
Net unrealized holding gains/losses on other securities	—	841	—
Treasury stock, at cost	—	(49)	—
Total shareholders' equity	—	140,730	—
Total liabilities and shareholders' equity	**¥347,499**	¥295,861	¥51,638

Note: Figures of less than ¥1 million have been omitted.

(2) Non-Consolidated Statements of Operations

	FY2003 (Apr. 1, 2002 – Mar. 31, 2003)		FY2002 (Apr. 1, 2001 – Mar. 31, 2002)		Increase (decrease)
	Millions of yen	%	Millions of yen	%	Millions of yen
Net sales:					
Merchandise and product sales	**¥289,739**		¥272,162		¥17,577
Other	**44,338**		44,579		(241)
Total net sales	**334,078**	**100.0**	316,742	100.0	17,336
Cost of sales:					
Merchandise and product cost of sales	**213,598**		214,494		(896)
Inventory of merchandise and products at start of period	**17,985**		20,803		(2,818)
Effect of change due to merger(s)	**44**		—		44
Reversal of valuation loss on raw materials and work in progress brought forward	**158**		331		(173)
Cost of production	**197,098**		194,032		3,066
Merchandise procured	**16,282**		17,817		(1,535)
Valuation loss on raw materials and work in progress	**101**		158		(57)
Inventory of merchandise and products at end of period	**17,755**		17,985		(230)
Other	**32,123**		33,327		(1,204)
Total cost of sales	**245,721**	**73.6**	247,821	78.2	(2,100)
Gross profit:	**88,356**	**26.4**	68,920	21.8	19,436
Reversal of disposal of deferred unrealized income brought forward	**653**		879		(226)
Disposal of deferred unrealized income	**528**		653		(125)
Gross profit, net	**88,480**	**26.4**	69,146	21.8	19,334
Selling, general and administrative expenses:					
Sales commissions	**52**		62		(10)
Transport expense	**3,298**		3,339		(41)
Advertising expenses	**5,149**		4,901		248
Sales promotion expenses	**5,681**		5,908		(227)
Allowance for doubtful receivables	**371**		—		371
Reversal for after-care expenses	**18**		18		—
Warranty reserve	**416**		500		(84)
Tuning and repairing expense	**2,315**		2,367		(52)
Directors fee	**369**		369		—
Salaries and benefits	**23,776**		24,538		(762)
Accrued employees' retirement benefits	**5,890**		4,419		1,471
Directors' retirement benefits	**97**		95		2
Miscellaneous expenses	**916**		651		265
Welfare expenses	**450**		556		(106)
Travel and transportation expense	**2,141**		2,006		135
Insurance expense	**59**		98		(39)
Rent	**1,278**		1,258		20
Repairing expenses	**411**		828		(417)
Depreciation and amortization	**1,929**		1,217		712
Supply expense	**3,541**		2,946		595
Communication expenses	**761**		597		164
Social expenses	**152**		141		11
Taxes	**710**		452		258
Research expense	**1,532**		1,119		413
Convention expense	**484**		548		(64)
Water, light and fuel expense	**383**		392		(9)
Publication subscribing fee	**70**		69		1
Outsource expense	**3,365**		3,155		210
Other	**954**		948		6
Total selling, general and administrative expenses	**66,583**	**19.9**	63,509	20.0	3,074
Operating income	**21,897**	**6.5**	5,637	1.8	16,260

(Continued from the previous page)

	FY2003 (Apr. 1, 2002 – Mar. 31, 2003)		FY2002 (Apr. 1, 2001 – Mar. 31, 2002)		Increase (decrease)
	Millions of yen	%	Millions of yen	%	Millions of yen
Non-operating income:					
Interest received	¥ 55		¥ 84		¥ (29)
Dividends received	1,207		1,587		(380)
Other	397		455		(58)
Total non-operating income	1,661	0.5	2,127	0.7	(466)
Non-operating expenses:					
Interest paid	191		133		58
Interest on corporate securities	462		462		—
Cash discounts	46		44		2
Loss on foreign exchange	362		247		115
Other	277		347		(70)
Total non-operating expenses	1,340	0.4	1,234	0.4	106
Recurring profit	22,218	6.6	6,530	2.1	15,688
Other profit:					
Gain on sale of fixed assets	168		33		135
Reimbursement of reserve allowance for after-sale service	7		13		(6)
Reimbursement of reserve allowance for product guarantees	167		434		(267)
Reimbursement of doubtful allowances	—		126		(126)
Gain on sale of stocks in subsidiaries	39		—		39
Gain on sale of investment securities	—		3,648		(3,648)
Total other profit	382	0.1	4,255	1.3	(3,873)
Other loss:					
Loss on removal of fixed assets	851		1,301		(450)
Loss on sale of investment securities	—		27		(27)
Loss from revaluation on investment securities	7,746		14,784		(7,038)
Loss on revaluation of stock in subsidiaries	1,477		6,555		(5,078)
Loss on revaluation of capital in subsidiaries	242		—		242
Reserve for subsidiary support	1,264		12,429		(11,165)
Structural reform expenses	2,161		—		2,161
Total other loss	13,743	4.1	35,097	11.1	(21,354)
Income before income taxes and minority interests	8,857	2.6	(24,312)	(7.7)	33,169
Current income taxes (benefit)	100	0.0	100	0.0	—
Deferred income taxes (benefit)	1,051	0.3	915	0.3	136
Net income (loss)	7,706	2.3	(25,328)	(8.0)	33,034
Retained earnings at beginning of period	4,557		4,810		(253)
	869		—		869
Interim dividends	1,031		826		205
Retained earnings at end of period	¥12,101		¥ (21,344)		¥33,445

Note: Figures of less than ¥1 million have been omitted.

(3) Profit Appropriation

	Millions of yen	
	FY2003 (Apr. 1, 2002 – Mar. 31, 2003)	FY2002 (Apr. 1, 2001 – Mar. 31, 2002)
Retained earnings at end of year	**¥12,101**	¥(21,344)
Reversal of retained earnings		
Reversal of reserve for special depreciation	**9**	8
Reversal of reserve for advanced depreciation	**393**	254
Reversal for special account on replaced property	**—**	858
Reversal of general reserve	**—**	26,000
Total	**12,503**	5,775
Appropriation of earnings:		
Dividends	**1,031**	825
	(¥5 per share)	(¥4 per share)
Bonuses for directors	**80**	—
(Portion for auditors)	**(12)**	—
Reserve for advanced depreciation	**330**	392
Reserve for special account on replaced property	**440**	—
General reserve	**6,200**	—
Unappropriated earnings carried forward	**4,421**	4,557

Note: On December 10, 2002, the Company disbursed interim dividend with an aggregate value of ¥1,031,989,490 (¥5 per share.)

FY2003 Performance Outline

YAMAHA CORPORATION

(billions of yen)

	Results FY2002		Initial Projection (Nov.15,2001) FY2003		Results FY2003		Forecast FY2004		Forecast 2004 (Interim period) First Half	
Net Sales	504.4		530.0		524.7		547.0		269.0	
JAPAN Sales	290.0	(57.5%)	303.2	(57.2%)	312.1	(59.5%)	311.6	(57.0%)	158.5	(58.9%)
Overseas Sales	214.4	(42.5%)	226.8	(42.8%)	212.6	(40.5%)	235.4	(43.0%)	110.5	(41.1%)
Operating Income	11.0	(2.1%)	24.5	(4.6%)	32.0	(6.1%)	32.0	(5.9%)	18.5	(6.9%)
Recurring Profit	7.6	(1.5%)	25.0	(4.7%)	33.8	(6.4%)	35.0	(6.4%)	19.5	(7.2%)
Net Income	-10.3	(-2.0%)	18.5	(3.5%)	17.9	(3.4%)	29.0	(5.3%)	17.0	(6.3%)
Currency Exchange Rate (=yen)	124/US$ 107/EUR		121/US$ 115/EUR		122/US$ 116/EUR		120/US$ 125/EUR		120/US$ 125/EUR	
ROE(%)	-5.2%		8.9%		8.6%		12.7%		7.6%	
ROA(%)	-2.0%		3.6%		3.5%		5.7%		3.2%	
Earnings per share	-49.7yens		89.7yens		86.7yens		140.7yens		82.5yens	
Capital Expenditure	16.6		18.0		16.9		24.0		13.0	
Depreciation	18.7		18.7		17.6		19.5		9.4	
R&D Expenditure	22.5		23.0		22.4		22.5		11.3	
Loans & Equivalents (*1)	55.1		52.9		46.0		35.1		36.6	
Free Cash Flow										
Operating Activities	29.0		26.0		33.0		49.2		12.9	
Investing Activities	-10.4		-20.5		-21.6		-26.0		-12.8	
Total	18.6		5.5		11.4		23.2		0.1	
Inventories at year-end	84.3		80.0		80.1		73.1		85.9	
No. of Employees										
JAPAN	11,846		11,940		11,887		12,019		12,269	
Overseas	11,174		11,620		11,676		12,370		13,507	
Total(*2)	23,020		23,560		23,563		24,389		25,776	
(No of newly consolidated)			(145)		(153)		(645)		(647)	
Sales by Business segment										
Musical Instruments	286.9	(56.9%)	297.5	(56.1%)	292.6	(55.8%)	302.0	(55.2%)	149.0	(55.4%)
AV・IT	95.2	(18.9%)	91.3	(17.2%)	83.7	(16.0%)	90.0	(16.5%)	39.5	(14.7%)
Life Related	45.7	(9.1%)	46.6	(8.8%)	46.0	(8.8%)	47.5	(8.7%)	24.0	(8.9%)
Electronic Equipment	36.6	(7.3%)	52.7	(9.9%)	60.6	(11.5%)	61.5	(11.2%)	33.0	(12.3%)
Recreation	21.6	(4.3%)	21.6	(4.1%)	20.9	(4.0%)	21.5	(3.9%)	10.5	(3.9%)
Others	18.4	(3.6%)	20.3	(3.8%)	20.9	(4.0%)	24.5	(4.5%)	13.0	(4.8%)
Operating Income by Business segment										
Musical Instruments	4.7		9.8		9.8		12.0		7.0	
AV・IT	3.0		3.5		3.2		3.7		1.5	
Life Related	1.0		0.9		0.5		0.8		0.8	
Electronic Equipment	4.4		10.7		19.3		15.7		9.5	
Recreation	-1.7		-0.8		-1.1		-0.5		-0.4	
Others	-0.4		0.4		0.4		0.3		0.1	
Non Consolidated Basis										
Net Sales	316.7		330.0		334.0		338.0		174.0	
Operating Income	5.6	(1.8%)	11.0	(3.3%)	21.8	(6.5%)	14.5	(4.3%)	11.0	(6.3%)
Recurring Profit	6.5	(2.2%)	11.5	(3.5%)	22.1	(6.6%)	14.0	(4.1%)	11.0	(6.3%)
Net Income	-25.3	(-8.0%)	8.0	(2.4%)	7.7	(2.3%)	12.0	(3.6%)	10.0	(5.7%)

*1 Loans & Equivalents=Loans(Short term , Long term)+Convertible Bonds−Cash & Bank Deposit

*2 No. of Employees =No. of Full-time Staff at year-end+Average No. of Temp. Staff